

02004887

SECUR... ...MMISSION
Washington, D.C. 20549

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RECEIVED MAR 0 1 2002 WASH. 365

SEC FILE NUMBER
8-17822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Deutsche Banc Alex. Brown Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 W 52 Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Gavenda 212-602-1652
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/02

OATH OR AFFIRMATION

I, Thomas J. Gavenda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deutsche Banc Alex. Brown Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Marie S. O'Connor

MARIE S. O'CONNOR
Notary Public
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4864200
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 15, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Deutsche Banc Alex. Brown Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Banc Alex. Brown Inc. (the Corporation), a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, as of December 31, 2001. The consolidated statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Banc Alex. Brown Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2002



DEUTSCHE BANC ALEX. BROWN INC.
(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Consolidated Statement of Financial Condition

December 31, 2001

(In thousands)

Assets

Cash, cash equivalents and cash segregated for benefit of customers	$	2,260,862
Receivable from customers		3,391,662
Securities borrowed		32,284,978
Receivable from brokers, dealers, and clearing organizations		5,942,282
Securities purchased under agreements to resell		51,307,535
Securities owned, at market value:		
U.S. Government and agency obligations		11,949,845
U.S. Government securities pledged as collateral		8,564,956
State and municipal bond obligations		40,279
Corporate obligations		5,215,867
Corporate obligations pledged as collateral		220,332
Stocks, warrants and options		6,628,570
Stocks, warrants and options pledged as collateral		2,232,166
Commercial paper and money market funds		4,057,453
Goodwill (net of accumulated amortization of $409,116)		1,914,245
Property, plant, and equipment (net of accumulated depreciation of $127,145)		707,411
Other assets		2,828,653
	$	139,547,096

Liabilities and Stockholder's Equity

Short-term borrowings	$	13,674,896
Payable to customers		5,212,726
Securities loaned		14,269,885
Payable to brokers, dealers, and clearing organizations		8,241,727
Securities sold under agreements to repurchase		69,418,896
Securities sold, but not yet purchased, at market value:		
U.S. Government and agency obligations		12,598,680
Stocks, warrants and options		1,749,050
Corporate obligations		2,505,128
State and municipal bond obligations		380
Other liabilities		3,910,293
		131,581,661
Subordinated liabilities		1,382,094
Stockholder's equity		6,583,341
	$	139,547,096

See accompanying notes to consolidated statement of financial condition.

DEUTSCHE BANC ALEX. BROWN INC.
(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Notes to Consolidated Statement of Financial Condition

December 31, 2001

(1) Organization

Deutsche Banc Alex. Brown Inc. (the Corporation), formerly known as Deutsche Bank Securities Inc., is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a subsidiary of Deutsche Bank Americas Holding Corp. (DBAH) and Taunus Corporation, which are an indirect and direct subsidiary, respectively, of Deutsche Bank AG (the Bank), a German corporation. On January 12, 2001, the Corporation merged its operations with its wholly owned subsidiary, DB Alex. Brown LLC. The Corporation is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD), other exchanges and the Securities Investor Protection Corporation (SIPC).

During 2001, the Corporation created a wholly owned subsidiary, DBAB Wall Street LLC (DBABWS). This subsidiary was created to own and manage the building and property located at 60 Wall Street, New York City. On November 1, 2001, DBABWS completed the purchase of 60 Wall Street in a transaction with JPMorgan Chase, valued at $627 million. The purchase was financed through a subordinated lending agreement between the Corporation and Bankers Trust Corporation (BTC). JPMorgan Chase will pay rental income to DBABWS for employees that are still occupying space within 60 Wall Street. This income should continue through November 2002. DBABWS will earn rental income from affiliates, at prevailing market rates, as space within 60 Wall Street is occupied by other DBAH personnel.

The Corporation provides execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Corporation provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients including fixed income and equity sales and trading, emerging markets activities, fixed income and equity market research and investment banking. The Corporation also executes trading and arbitrage strategies for its own account using debt, equity and related derivative instruments.

The Corporation, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Corporation's financial statements as well as its liquidity.

(2) Significant Accounting Policies

Basis of Presentation

The Corporation's consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Estimates, including the fair market value of instruments, may vary from actual results.

The consolidated statement of financial condition includes the accounts of the Corporation and DBABWS, which is consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated in consolidation.

As previously noted, the Corporation is an indirect subsidiary of Deutsche Bank of AG (the Bank), which provides a broad range of financial products and services through a structure of subsidiaries, branches and affiliated entities to its clients worldwide.

In the normal course of business, the Corporation's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Corporation and its affiliates.

The accompanying consolidated statement of financial condition has been prepared from separate records maintained by the Corporation, and may not necessarily be indicative of the financial condition which would have existed if the Corporation had been operated as an unaffiliated entity.

Cash and Cash Equivalents

The Corporation defines cash equivalents to be highly liquid investments, which generally include Federal Funds sold on an overnight basis. Cash and cash equivalents also include cash segregated for the benefit of customers.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are reflected in the consolidated statement of financial condition on a trade-date basis and are stated at market or fair value. Customer securities transactions are recorded on a settlement-date basis.

At December 31, 2001, the Corporation has segregated assets resulting from the implementation of certain provisions of Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," as securities pledged as collateral.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are offset and excluded from the accompanying consolidated statement of financial condition when they meet the criteria for netting as prescribed by Financial Accounting Standards Board Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41).

Transfer of Financial Assets

The Corporation recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes financial assets when control has been surrendered in accordance with criteria provided in SFAS No. 140.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which has been amended by SFAS Nos. 137 and 138. This Statement

(Continued)

establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The Corporation's adoption of SFAS No. 133 as of January 1, 2001, did not have a material impact on stockholder's equity or total assets.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Stock Awards and Incentive Compensation

The Bank has a share ownership program granting certain employees of the Corporation special stock awards and incentives as part of their total compensation. In accordance with SFAS No. 123, "Accounting for Stock Based Compensation," the Corporation has adopted the fair value based method, which allows compensation to be recognized over the vested service period based on the fair value of the shares to be issued as of the grant date.

Exchange Memberships

Exchange memberships are recorded at the lower of cost or market and are included in other assets on the Corporation's consolidated statement of financial condition.

Property, Plant and Equipment

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvement, whichever is shorter.

Goodwill

Excess of cost over fair value of net assets acquired (goodwill) has been amortized using the straight-line method over a period of 25 years.

In July 2001, the FASB issued SFAS No. 141, "Business combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassification between goodwill and other intangible assets be made based upon certain criteria, and that tests for impairment of goodwill be performed on an ongoing basis. Upon adoption of SFAS 142, the Corporation discontinued the amortization of goodwill with a net carrying amount of $1.9 billion that resulted from business combinations prior to the adoption of SFAS 141.

(Continued)

Income Taxes

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects on temporary differences, based on available evidence that realization of deferred tax assets is more likely than not.

(3) Financial Instruments

In the ordinary course of business, the Corporation enters into contractual commitments including futures, forwards, options, various interest rate agreements and other derivative financial instruments. Derivative financial instruments, when considered individually, carry varying degrees of risk in excess of amounts recognized in the statement of financial condition. However, these instruments are an integral part of the Corporation's trading strategies and are utilized for managing the market risk inherent in its trading portfolio. Such derivative financial instruments are valued at market or fair value.

The Corporation's principal objective in holding or issuing derivatives for purposes other than trading is asset/liability management. Nontrading derivatives are used to help the Corporation manage its interest rate and currency risk related to its issuance of notes payable, short-term borrowings and subordinated debt. Interest rate swaps convert the Corporation's fixed rate interest expense of its debt issuance to a floating rate cost based on U.S. dollar LIBOR.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the Corporation to deposit with the exchange an amount of cash or other specified asset. Futures contracts and options on futures contracts generally do not represent exposure to credit risk due to the daily cash settlements of the change in market value of the open contracts with the exchanges. The credit risk with the futures exchange is limited to the net positive change in the market value for a single day. The market risk for a futures contract and options on futures is the movement in the price of the notional value of the contracts.

Valuation of exchange-traded instruments is based on current market prices where available. For instruments where a market value is not readily available, the Corporation estimates fair value using present value calculations and pricing models based on dealer quotes, current quoted interest rates, foreign exchange rates, quoted prices for financial instruments with similar characteristics and values of the underlying financial instruments.

Forwards are over-the-counter (OTC) contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency or commodity at a future date at a predetermined price. Generally, no cash is required at inception for forward contracts. Upon settlement of a foreign currency forward, there is an exchange of one currency for another with the net cash requirement being the gain or loss on the contract. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Therefore, TBAs subject the holder to both interest rate risk and principal prepayment risk. The cash requirement at settlement for a TBA contract is equal to the notional value on the contract. TBAs that clear through the Mortgage-Backed Securities Clearing Corporation are settled

daily and the cash required at settlement is the notional value of the contract less any margin on account. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Corporation to credit risk. Market risk for a forward is the movement in the price of the notional value of the contracts.

Option contracts may be exchange-traded or OTC. Exchange-traded options are the obligations of the exchange and grant the holder the right to buy or sell an instrument at a specified exercise price on or before a specified date. Thus, the credit risk only exists with the related exchange. In contrast, all of the terms of an OTC option including the method of settlement, term strike price, premium and security are determined by negotiation of the parties. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Corporation is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Corporation exercises the option. As the writer of an option contract, the Corporation is not subject to credit risk but is subject to market risk, since the Corporation is obligated to make payments under the terms of the options contract if exercised. Market risk for a purchased option equals the market or fair value of the option as of the consolidated statement of financial condition date.

Swap contracts are over-the-counter agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. Swap contracts are used as hedging instruments to offset risk in the Corporation's trading portfolio. The Corporation is subject to credit risk as a result of any gains calculated on the contract. The Corporation manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market or fair value of the underlying financial instruments. The Corporation manages market risk by setting trading limits and monitoring the effectiveness of its hedges.

Interest rate futures and options on futures are used to hedge the fixed income portfolio while index futures and equity options are used to hedge equity positions. The underlying securities which may be required to be purchased or sold pursuant to the Corporation's option contracts are marketable securities which may be readily liquidated to meet cash requirements. Foreign currency forward contracts are used to hedge exposure to foreign currencies.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance-sheet, but rather utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of the Corporation's involvement with such instruments, but are not indicative of potential risk.

(Continued)

DEUTSCHE BANC ALEX. BROWN INC.
(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Notes to Consolidated Statement of Financial Condition

December 31, 2001

The notional amount of derivative financial instruments recorded in the consolidated statement of financial condition are presented in the following table (in thousands):

		Notional value at December 31, 2001
Interest rate derivatives:		
Futures	$	59,230,705
Options		20,070,000
Swaps		2,052,808
TBAs		4,139,028
Equity derivatives:		
Futures		—
Options		14,060,804
Swaps		99,979

Listed in the following table is the market value of the Corporation's involvement in derivative financial instruments for 2001 as well as the average market value of these instruments (in thousands).

		Market value at December 31, 2001		Average market value for 2001	
		Assets	Liabilities	Assets	Liabilities
Interest rate derivatives:					
Futures	$	28,694	32,247	51,805	42,776
Options		4,762	2,344	20,251	2,592
Swaps		33,123	19,724	61,736	51,822
TBAs		10,375	—	7,636	11,592
Equity derivatives:					
Futures		—	—	27,587	477,524
Options		551,358	398,787	732,973	576,660
Swaps		8,387	91,592	38,722	75,563

Average market values of these instruments were calculated based upon month-end statement of financial condition values, which the Corporation believes do not vary significantly from the average market value calculated on a more frequent basis. Variances between average market values and period-end values are due primarily to changes in the volume of activities in these instruments and changes in the valuation of these instruments due to variations in market and credit conditions.

(4) Collateralized Short-Term Transactions

(a) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. Government and government agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Corporation to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Corporation in the event of default by the counterparty. Accrued interest receivable and payable is reflected in other assets and other liabilities, respectively.

At December 31, 2001, the Corporation's assets and liabilities were reduced by approximately $55.3 billion as a result of net down procedures in accordance with FIN 41.

(b) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned agreements are recorded at the contracted amount and involve the receipt or transfer of U.S. Government, government agency securities, corporate debt, and equity securities. The fee received or paid by the Corporation for these transactions is recorded as interest revenue or expense in the consolidated statement of operations. These transactions are undertaken to facilitate settlement of security transactions of the Corporation and its customers and to provide additional sources of funding. The Corporation monitors the current market value of the respective securities relative to the amounts due under the agreements and, when necessary, obtains additional collateral to protect the Corporation in the event of default by the counterparty. Substantially all securities borrowed and loaned transactions are performed under industry standard master netting agreements. At December 31, 2001, the assets and liabilities of the Corporation were reduced by approximately $9.7 billion as permitted under the netting agreements.

(c) Securities Pledged as Collateral and Obligations to Return Collateral

In accordance with SFAS No. 140, $8.6 billion of U.S. Government securities pledged as collateral under repurchase agreements and $2.2 billion of stocks, warrants, and options pledged as collateral under securities loaned, and $220 million of corporate obligations pledged as collateral under bonds loaned have been reclassified on the consolidated statement of financial condition where the counterparty is permitted to sell or re-pledge. Additionally, $18.9 billion of U.S. Government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right of offset.

(Continued)

The Corporation has included in other assets and other liabilities, $530.4 million, which represents the market value of securities received as collateral pledged and obligations to return collateral, in addition to $12.5 million, which represents the market value of customer securities received to cover firm short positions per SFAS No. 140 criteria.

At December 31, 2001, the Corporation has received collateral of $97.5 billion and $32.3 billion under agreements to resell and securities borrowed, of which $90.9 billion and $8.5 billion, respectively, has been re-pledged as collateral under agreements to repurchase and securities loaned.

Additionally, the Corporation pledged $85.5 million of firm inventory at December 31, 2001 to cover customer short positions.

(d) Bank Loan

The Corporation maintains a committed bank loan facility whereby it may borrow funds on an unsecured and secured basis from the Bank at various rates approximating the Federal Funds rate of interest. At December 31, 2001, all of the borrowings were overnight or short-term loans with an affiliate, with a total amount outstanding of approximately $13.6 billion.

The Corporation has a $5 billion credit facility with an affiliate. Advances may be unsecured at the option of the affiliate. Secured borrowing from the affiliate are collateralized with marketable securities in excess of the loan amount, and interest rates on these short term borrowings are indicative of current market rates. At December 31, 2001, there were no secured borrowings outstanding under the credit facility.

Additionally, the Corporation has an uncommitted facility with external banks permitting borrowing on an unsecured and secured basis for up to $1.5 billion.

(5) Related Party Transactions

The Corporation has a number of transactions with its affiliates, which are generally subject to the same terms and conditions as those with unrelated parties. Related party financing transactions are also discussed in notes 5 and 11.

Reverse repurchase and repurchase agreements of approximately $29.3 billion and $43.4 billion, respectively, and securities borrowed and loaned of approximately $340.9 million and $7.6 billion, respectively, are outstanding with the Bank and affiliates at December 31, 2001.

As of December 31, 2001, $13.6 billion of the Corporation's short-term borrowings were with affiliates.

(6) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. The Corporation manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) Credit Risk

The Corporation acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair market value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Corporation's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain over-the-counter options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis and, therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Corporation's risk.

(Continued)

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, trading limits and monitoring procedures. The Corporation's largest concentration of credit risk is with the U.S. Government, its agencies and other subdivisions, which totaled approximately $71.8 billion at December 31, 2001.

Remaining concentrations arise principally from contractual commitments with counterparties in financial transactions involving future settlement and fixed income securities owned. Excluding the U.S. Government, its agencies and other subdivision securities, no concentration with a single counterparty exceeded 1% of total assets at December 31, 2001. Among industries, other major financial institutions represent the largest group of counterparties.

(c) ***Operational and Support Risk***

As a major intermediary in financial markets, the Corporation is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

i. Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Corporation is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological Risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Corporation's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Corporation participates. In addition, the Corporation must address the technological implications that will result from regulatory and market changes.

iii. Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators, is free of material errors.

(7) Commitments and Contingent Liabilities

The Corporation, together with various other brokers and dealers, corporations, and individuals, has been named as defendant in certain class action lawsuits that allege violations of federal and state securities laws and claim substantial damages. Management of the Corporation, after consultation with in-house and outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Corporation's financial position.

In the normal course of business, the Corporation enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001 did not have a material effect on the statement of financial condition at that date.

Commitments to invest and other compensation related commitments of the Corporation totaled approximated $375 million as of December 31, 2001.

Under operating leases with remaining noncancellable terms in excess of one year at December 31, 2001, aggregate annual rentals for office space, office facilities, and equipment are approximately:

Year ending:		
2002	$	26,289
2003		25,882
2004		24,830
2005		19,836
2006		18,963
2007 and thereafter		86,724
	$	202,524

The above amounts reflect escalation charges for certain lease agreements.

(8) Retirement Plans

(a) Defined Benefit Pension Plan

The Corporation participates, together with the other affiliates of DBAH, in a noncontributory defined benefit pension plan that covers substantially all of its employees and is funded through a trust established under the plan. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 and other federal legislation.

(b) Postretirement Welfare Plan

The Corporation participates, together with other affiliates of DBAH, in an unfunded contributory defined benefit postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met. The Corporation also participates in an unfunded noncontributory defined benefit postretirement life insurance plan that pays a fixed death benefit to retirees.

(9) Income Taxes

The Corporation accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred taxes at December 31, 2001, included in other assets, comprised the following (in thousands):

Deferred tax assets	$	482,035
Valuation allowance		1,450
Deferred taxes, not of valuation allowance		480,585
Deferred tax liabilities		32,044
Net deferred tax asset	$	448,541

The Corporation, through the Bank's continued capital commitment, various strategic initiative and tax planning strategies, believes that it will realize the benefit of the deferred tax assets. Deferred tax assets include the tax effect of temporary differences in deferred compensation, bonus and pension related liabilities, depreciation and U.S. federal, state and local net operating loss carryforwards. Deferred tax liabilities are primarily related to unrealized gains on firm investments.

(10) Subordinated Liabilities

The $1.4 billion subordinated borrowing from BTC is approved by the New York Stock Exchange and qualifies as regulatory capital for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The Corporation is the beneficiary of this subordinated borrowing.

(11) Regulatory Requirements

The Corporation is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

(Continued)

The Corporation has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2001, the Corporation had net capital of approximately $1.4 billion, which was 33% of aggregate debit balances, and approximately $1.3 billion in excess of required net capital.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Corporation computed a reserve requirement for the proprietary accounts of introducing broker/dealers (PAIB). As of December 31, 2001, securities aggregating $32.0 million were segregated on behalf of introducing broker-dealers.

The Corporation is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. At December 31, 2001, the Corporation had $2.7 billion of U.S. Government securities, included in securities purchased under agreements to resell in the consolidated statement of financial condition, segregated in the special reserve bank account.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder of
Deutsche Banc Alex. Brown Inc.:

In planning and performing our audit of the consolidated statement of financial condition of Deutsche Banc Alex. Brown Inc. (the Corporation), a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

(5) The periodic computations of minimum financial requirements pursuant to Regulation 1.17

(6) The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

(7) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC



The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2002



DEUTSCHE BANC ALEX. BROWN INC.
(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Consolidated Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)